Mail Stop 0407

      February 4, 2005


James W. Cuminale
Executive Vice President-
  Corporate Development, General
  Counsel and Secretary
PanAmSat Holding Corporation
20 Westport Road
Wilton, Connecticut  06897

	RE:  	PanAmSat Holding Corporation
      Registration Statement on Form S-1/A
      Filed January 26, 2005
      File No. 333-121463

      Registration Statement on Form S-4
      Filed December 17, 2004
      File No. 333-121423

Dear Mr. Cuminale:

      We have reviewed your Form S-1 and have the following comments.
Note that we also are reviewing your Form S-4 only to the extent that our comments on your Form S-1 apply to the disclosure in your Form S-
4. Where indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure.
After reviewing this information, we may or may not raise additional comments.

      As we have conducted only a limited review of your Form S-4, we urge all persons who are by statute responsible for the adequacy and accuracy of the registration statement to be certain that all information required pursuant to the Securities Act of 1933, as amended, has been included.
      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.


Form S-1/A filed January 26, 2005

Prospectus Summary, page 1
1. We note your revisions in response to our prior comment number one. It is still not clear here what transactions were done to allow
DIRECTV Group to divest itself of the company and what transactions were related to the recapitalization. Please revise. Two considerations for this revision are noting that the "series of transactions" involved a recapitalization through a leveraged buyout and also providing succinct details as to each transaction in the series.
2. Also, so that investors might realize the impact of the recapitalization on the company, please summarize in one place the primary benefits and costs received by the company, the sponsors and management as a result of the recapitalization.
3. Regarding your reason for the contribution, please explain what you mean on page 5 by "the implementation of an efficient debt structure" as a means for you "to return value to [y]our stockholders." Please also include such explanation in your management`s discussion and analysis on page 59 where you use these phrases concerning the board`s decision to declare the $246 million dividend.

Risk Factors, page 15

	General
4. We note your response to our prior comment 16. Please tell us how and whether, in developing your response, you considered that the "pre-IPO dividend" would be paid while you are public and significantly indebted, to only a subset of your stockholders at that time, and with several director affiliations with that subset of stockholders.

Use of Proceeds, page 28
5. Concerning our prior comment 21, we note your statement that the proceeds of the 9% senior notes and Term Loan A facility were used, along with "other related financings and transactions, to recapitalize PanAmSat." Please be more specific here to assist investors in understanding where the proceeds of the notes and credit facility in particular were spent.

Dividend Policy and Restrictions, page 30

	General
6. We note your response to our prior comment 25 as to why you believe you should implement a dividend policy now. Please explain what you mean by "greater value" to your stockholders.
7. We note your changes in response to our prior comment 64.
Please
make a similar change to the third paragraph of this subsection,
i.e.
that the company presently intends on paying dividends for at least
the first four full fiscal quarters following the closing of this offering.
8. Please move the paragraph beginning "However, as described more fully below . . ." which includes the bulleted risk factors about the dividend policy so that it immediately follows the first paragraph of
this section.
9. The paragraph beginning "In determining our intended dividend .
..
.." appears to be largely duplicative of the information provided in the "Assumptions and Considerations" section. Please delete it or combine it with that later disclosure to the extent it discusses any new points.

Minimum Adjusted EBITDA, page 31
10. Revise the description of the calculation of Adjusted EBITDA on page 31 to clarify that the adjustment for sales-type leases is permitted under the debt covenants, as indicated in your response to prior comment 36.
11. Refer to prior comment 35. Revise the table on page 33 to reconcile historical cash flows from operations directly to historical Adjusted EBITDA, instead of reconciling to net income. Also eliminate the pro forma adjustments since these relate primarily to interest expense that is excluded from EBITDA.
12. In note two to the tables, please disclose the $172 million for capital expenditures in 2004, as disclosed on pages 36 and 105.
In
addition, please elaborate on your discussion of your past funding of capital expenditures out of insurance proceeds and the relative expectation for the availability of insurance proceeds to fund capital expenditures in future periods (and not just for the Initial
Four Quarters).

13. Expand the disclosure in note four to explain the basis for the working capital adjustment for September 30, 2004. Why is working capital a source of cash for that period?
14. It appears that the transaction-related costs described in note
16 represent cash payments. If that is the case, revise the table to subtract these from Adjusted EBITDA and reduce the amount of cash available to pay dividends.
15. In your supplemental response to comment 38 you state that you expect to incur a net operating loss during the Initial Four Quarters. However, it appears that you have not provided a similar discussion of this expected trend in note 6 or in management`s discussion and analysis. Please revise or advise.
16. It appears that the adjustments for cash income taxes in the table on page 31 should be the same or similar to the amount subtracted from Minimum Adjusted EBITDA on page 32. Please revise or explain the reason for the difference in note 6.

Assumptions and Considerations, page 36
17. Please indicate your expectation of the collectability of the backlog amounts you indicated in the second bullet under the first paragraph under this heading. We note disclosure in your risk factors section about risks of default that should be made clear here, given the magnitude of these numbers.
18. The new language in the fourth bullet under the first paragraph, discussing capital expenditures, should be expanded to describe the assumptions about the trends regarding the availability of insurance proceeds to fund capital expenditures going forward. In addition, given that these apparent capital expenditure policy changes are a means of achieving the dividend policy objective, please provide a discussion of the amount of capital expenditures that management believes is necessary to maintain the effectiveness of your present operations.
19. Please revise the fifth bullet under the first paragraph to provide the historical amounts of operating expenses considered and the extent to which your policies regarding operating expenses will change, as with capital expenditures, for example, in order to maintain the dividend policy.
20. We note your disclosure in the first paragraph on page 38 concerning your policy involving the retention of sufficient cash after the distribution of dividends to permit the pursuit of growth opportunities that do not require material capital investments. Please explain what types of growth opportunities those might be, and how you distinguish them from necessary expenditures for maintaining the status quo. Also, please quantify what you currently consider this amount of cash to be, in light of the fact that this is somewhat contrary to the stated policy of distributing substantially all of the cash over and above that necessary for the relatively fixed costs of debt service and maintenance capital expenditures.

Selected Financial Data, page 53
21. We refer to your disclosure in note five on page 53 and elsewhere in the prospectus with regard to "Adjusted EBITDA" being used by management as a basis for measuring performance. While we do not object to your presentation of "Adjusted EBITDA" as a material component of debt covenants, it is generally not appropriate to exclude recurring charges such as "depreciation and amortization" and
"restructuring charges."

Since you present a non-GAAP measure that excludes recurring charges, you should provide detailed disclosures why management believes a performance measure that excludes these recurring charges is useful.
Refer to Item 10 of Regulation S-K and Question 8 of our
Frequently
Asked Questions document on non-GAAP measures which is available on our website at: www.sec.gov/divisions/corpfin/faqs/nongaapfaq.htm.

Your discussion should, at a minimum, disclose the following:

* the manner in which management uses the non-GAAP measure to conduct or evaluate the business;
* the economic substance behind management`s decision to use such a measure;
* the material limitations associated with the use of the non-GAAP measure as compared to the use of the most directly comparable GAAP measure, net income (loss); and
* the manner in which management compensates for these limitations when using the non-GAAP financial measure.

Management`s Discussion and Analysis, page 57

	Liquidity and Capital Resources, page 89
22. In your disclosure about your capital expenditures on page
105,
please further describe the shift in your capital expenditures policy necessitated by the dividend policy and the potential implications of the shift on your liquidity and operations.




Business, page 118

	General
23. We note your response to our prior comment 77 that you "believe[] it would be misleading to identify certain satellites as not having backup capacity available." Therefore, please confirm that you currently have backup capacity for all of your 21 satellites.

Management, page 139

      Executive Compensation, page 142
24. Please update your disclosure to reflect information for 2004. In addition, please update all other information required to be updated for 2004 (e.g. related party transactions) and remove all conditional language describing historical results (e.g., "expected" capital expenditures for 2004).

The Transactions, page 151
25. We note your revisions in response to our prior comment number one and other disclosures in this section of the prospectus, including your discussion of net operating losses and net deferred tax liabilities on page 151. Please describe and quantify any material tax effects the recapitalization, including the leveraged buyout, had on the company. In addition, assess the impact of the initial public offering upon any significant tax benefits resulting from the recapitalization.

Underwriting, page 170
26. We note your response to our prior comment 88 concerning the i-
Deal system. Please provide us with any screen shots, emails and drafts of any other communications that the underwriters propose to use in the electronic distribution.
27. Please confirm to us that the other members of the syndicate named on the cover page will not engage in an electronic distribution in connection with this offering.
28. We note, in your response to our prior comment 88, the communication the representatives propose to send to the syndicate.
Please delete your suggestion that the representatives are informing the syndicate of the information because the Commission has asked the representatives to do so.
29. As soon as practicable, please indicate in the registration statement the number of shares and percentage you are reserving for sale in the directed share program. Tell us whether you anticipate the aggregate dollar amount of the proposed sale exceeds $60,000 to any person in one of the categories described in Item 404(a) of Regulation S-K and whether 5% or more of the shares in the offering are directed to one person or organization. We may have further comments based upon your response.

Financial Statements

	General
30. With regard to your response to prior comment 90, we note that you have used the minimum value method for computing the fair value of your stock options under paragraphs 20 and 174-181 of FAS 123. Tell us and disclose the reasons that the historical volatility of common stock prior to the recapitalization was not considered in your determination of an estimate of expected volatility of the non-public entity, especially in light of the representation that there have been no significant changes to your operations since the recapitalization.
31. We note the significant increase in the fair value of your common stock from $2.77 to the offering price and the number of stock options issued since the recapitalization. Please tell us and revise the disclosures to include the following:

* For each grant date, the number of options or shares granted, the exercise price, the fair value of the common stock, and the intrinsic value, if any per option and whether the valuation used to determine the fair value of the equity instruments was contemporaneous or retrospective;
* In management`s discussion and analysis, a discussion of the fair value of outstanding vested and unvested options based on the estimated IPO price and the options outstanding as of the most recent balance sheet date (year-end or interim) presented in the registration statement;
* In management`s discussion and analysis, a discussion of the significant factors, assumptions, and methodologies used in determining fair value and a detailed discussion of each significant factor contributing to the difference between the fair value as of the date of each grant and the estimated IPO price; and
* Any other disclosures required pursuant to SOP 94-6 regarding estimates and judgments in the valuation of privately issued equity securities.


Balance Sheet, page F-61
32. We reissue prior comment 91. We believe you need to include a column alongside the historical balance sheet of PanAmSat
Corporation
to reflect the dividends paid to existing shareholders.   This
presentation will show the reduction in equity just prior to the receipt of offering proceeds.

   Note 2. PanAmSat Merger, Subsequent Sale and Related
Transactions,
page F-65
33. We are still evaluating your response to comment 93.

Exhibits
34. Please provide us with a draft copy of the underwriting agreement as soon as practicable.
35. Please file as an exhibit the amendment to the senior secured credit facilities that you describe in response to comment 10, or tell us why you believe it is not required to be filed as an exhibit.

Supplemental Markup of Certain Non-Rule 430A Information
36. Please include non-Rule 430A information in your next amendment.
37. We note a discrepancy in your estimated capital expenditures for the Initial Four Quarters on pages 32 and 34. Revise or advise.

Form S-4 filed December 17, 2004
38. To the extent applicable, revise to comply with the comments above.

*	*	*	*

      As appropriate, please amend your registration statements in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	You may contact Alonso Rodriguez, Staff Accountant, at (202) 824-5497, or Terry French, Accountant Branch Chief, at (202) 942-
1998, if you have any questions regarding comments on the financial statements and related matters. Please contact Cheryl Grant, Staff
Attorney, at (202) 942-1916, or me, at (202) 942-1990, with any other
questions.

					Sincerely,



					Larry Spirgel
					Assistant Director


cc:	via facsimile (212) 455-2502
      Joseph Kaufman, Esq.
	Simpson, Thatcher & Bartlett LLP
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Mr. Cuminale
PanAmSat Holding Corporation
February 4, 2005
Page 9